EXHIBIT 23.1


                       Consent of Snyder & Haller, P.C.

      We hereby consent to the use of our report dated July 22, 2003, on financial statements of Windsor Locks Community Bank, FSL ("Windsor Locks") as of June 30, 2003 and 2002, and for each of the years in the two year period ended June 30, 2003, in the Proxy Statement for the Annual Meeting of Stockholders of New England Bancshares, Inc., dated October 9, 2003.

/s/ Snyder & Haller, P.C.


Hartford, Connecticut
December 22, 2003